

February 4, 2016

<u>Via E-Mail</u>
David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:** **Schedule 13E-3**
> **Filed on January 15, 2015**
> **File No. 5-85864**

Dear Mr. Zhang:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3</u>

1.   We note that Messrs. Jinjing Hong and Lipeng Deng are joint owners along with Messrs. Zhiyun Peng and Zhiyong Hong of Sky Success and that Sky Success is a Rollover Shareholder and part of the Buyer Group. Disclosure on page 2 of the proxy statement indicates that Sky Success is jointly controlled by each of these 4 individuals. We also note that Mr. Tim T. Gong is a Voting Shareholder and listed in the table on page 92 of the proxy statement as being beneficial holder of shares held by SIG China, one of the Rollover Shareholders. In addition, we note that SIG China not only signed the Rollover Agreement and Voting Agreement but also provided a limited guarantee for the performance of Parent and Merger Sub under the Merger Agreement and is included in the table on page 46 in what appears to be disclosure attempting to respond to Instruction 3 to Item 1013(d) of Regulation M-A. Please advise why Messrs. Jinjing Hong, Lipeng

Deng, Tim T. Gong and SIG China are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. We may have further comment.

2.   Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Exhibit 99(a)(1) - Preliminary Proxy Statement

Background of the Merger, page 21

3.   We note that pursuant to section 1.2 of the Voting Agreement, each Shareholder (as defined therein) irrevocably appointed Parent as his, her or its proxy and attorney-in-fact to vote or cause to be voted the Securities in accordance with Section 1.1 of the Voting Agreement. If a voting agreement confers the power to vote securities pursuant to a bona fide irrevocable proxy, the person to whom voting power has been granted becomes a beneficial owner of the securities under Rule 13d-3. Refer to Question 105.06 of the Compliance and Disclosure Interpretations for Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting. Please advise why Parent believes it is in compliance with its obligations under Regulation 13D-G.

Reasons for the Merger…, page 24

4.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factors described in clauses (ii), (vi) and (viii) of Instruction 2 to Item 1014 or explain why such

factors were not deemed material or relevant. For example, the reference to prices in the second to last bullet point on page 24 does not appear to reference prices for any periods prior to August 13, 2015 and the reference to "historical prices" on page 28 only indicates that the Board "considered the 'historical market prices' of the ADSs without any additional detail. As another example, while firm offers received by other parties is referenced on page 47 under the caption "Alternatives," clause (viii) of Instruction 2 to Item 1014 is not discussed in the context of the Board's fairness determination.

5.   Similarly, the preceding comment applies to the fairness determination of the Buyer Group with respect to clause (vi) of Instruction 2 to Item 1014 and Item 1014(c). With respect to clause (vi), please note that the Item 1014 requires the Buyer Group to discuss whether the consideration offered in the going-private transaction constitutes fair value in relation to purchase prices paid by Sky Success. The reference to "purchases made by Sky Success" on page 31 does not fulfill this requirement. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguard. If the Buyer Group based their fairness determination on the analysis and discussion of these factors undertaken by the Special Committee and the Board, then the Buyer Group must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

6.   Please remove the phrase "arms-length" when referring to the negotiations between the Buyer Group and the Special Committee on page 30. References to arms-length negotiations are inappropriate in a going private transaction by affiliates.

Certain Financial Projections, page 32

7.   Disclosure in the last paragraph on page 32 indicates that the projections were based on numerous assumptions and estimates of future events. Please disclose these assumptions and estimates.

Opinion of the Special Committee's Financial Advisor, page 34

8.   Disclosure on page 36 indicates that in Duff & Phelps' analysis and in connection with the preparation of the opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. Please disclose these assumptions.

9.   We note that page B-5 of Duff & Phelps written opinion indicates that the opinion "is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' written

consent." Disclose that Duff & Phelps has consented to use of the opinion in the document.

Primary Benefits and Detriments of the Merger, page 44

10. Please supplement the table on page 46 to provide the information described in Instruction 3 of Item 1013(d) with respect to each filing person, including the individuals identified on the cover of the Schedule 13E-3.

Financing, page 48

11. Please provide the disclosure required by Item 1007(d).

Security Ownership of Certain Beneficial Owners, page 92

12. Refer to footnote 2 of the table. Given that Sky Success is jointly owned by the four individuals identified in the footnote, please advise why only two individuals are identified in the table itself.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions